UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-16789

(Check One):  [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

 PART I -- REGISTRANT INFORMATION

 Enstar Income/Growth Program Five-B, L.P.
Full Name of Registrant

 ____________________________________
Former Name if Applicable

 12405 Powerscourt Drive
Address of Principal Executive Office (Street and Number)

 St. Louis, MO 63131
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Enstar Income/Growth Program Five-B, L.P. is in the process of preparing and reviewing the financial information for the year ended December 31, 2003, but is unable to prepare the annual statements in sufficient time to meet the filing deadline without incurring undue hardship and expense, due to certain activities occurring in 2003, including the sale of its and its affiliates remaining cable systems and the adoption of liquidation basis accounting.  Accordingly, Enstar Income/Growth Program Five-B, L.P. requires additional time to complete the subject Form 10-K, which will be filed no later than fifteen days after its original date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Paul E. Martin
(Name)

 314
(Area Code)

 543-2293
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Enstar Income/Growth Program Five-B, L.P. adopted liquidation basis accounting on November 30, 2002.  For this reason, and due to the sale of its remaining cable systems in the third quarter of 2003, results of operations are not comparable to 2002.

Enstar Income/Growth Program Five-B, L.P

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2004

By:  /s/ Paul E. Martin

Name:  Paul E. Martin

Title: Senior Vice President and

Corporate Controller (Principal Financial Officer and